Exhibit 3.10

AMERICAN BAR ASSOCIATION MEMBERS/

NORTHERN TRUST COLLECTIVE TRUST

FIRST AMENDED AND RESTATED FUND DECLARATION

TARGET RISK FUNDS

Pursuant to Sections 3.03 and 7.01 of the Declaration of Trust, as amended and restated effective July 1, 2010 (the “Declaration of Trust”), which authorizes Northern Trust Investments, N.A., as successor trustee (the “Trustee”) of the American Bar Association Members/Northern Trust Collective Trust (the “Collective Trust”), to amend the Fund Declarations of the investment funds established under the Collective Trust, effective as of July 1, 2010, the Trustee hereby amends and restates the Fund Declaration dated June 29, 2009 of the Conservative Risk Fund, the Moderate Risk Fund and the Aggressive Risk Fund (each a “Target Risk Fund” and collectively the “Target Risk Funds”). The provisions of the Declaration of Trust are incorporated herein by reference. In addition, the Trustee agrees and declares that it will hold, administer and deal with all money and property received or purchased by it as Trustee of the Collective Trust on behalf of the respective Target Risk Funds subject to the additional terms and conditions set forth in this Fund Declaration. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Declaration of Trust.

1. Investment Objectives. The purpose of the Target Risk Funds is to provide a series of balanced investment funds each of which is designed to correspond to a particular investment risk level. The three Target Risk Funds offer three separate strategies, each with a distinct asset mix. The risk profile of each Target Risk Fund will not automatically readjust over time. The asset mix may change based on changing market conditions as determined by the Trustee.

The Conservative Risk Fund seeks to avoid significant loss of principal. The Moderate Risk Fund seeks to provide long-term capital appreciation and more limited stability of principal. The Aggressive Risk Fund seeks to provide long-term capital appreciation.

Exposure of the Target Risk Funds to equity, fixed income and other asset classes is obtained by investing indirectly in various index or other collective investment funds maintained by the Trustee, its affiliates or other banks.

Assets in each Target Risk Fund for any given year shall be allocated as described in the Prospectus of the Collective Trust then in effect pursuant to which the Units of the Target Risk Fund may be issued (the “Prospectus”). Allocations of the funds underlying the Target Risk Funds are readjusted by the Trustee on a quarterly basis to maintain the desired percentage allocations.

2. Investment Guidelines and Restrictions. The Target Risk Funds invest directly or indirectly in varying degrees in U.S. stocks (including those of REITs), non-U.S. stocks, bonds and commodity investments. The Target Risk Funds may invest in derivatives to the extent described in the Prospectus.

The Trustee intends to operate each Target Risk Fund as a “qualifying entity” pursuant to Regulation 4.5 of the Commodity Exchange Act.

3. Value of Units in each Target Risk Fund. The initial value of a Unit in each Target Risk Fund on July 7, 2009 was the dollar amount set forth below opposite the name of such Target Risk Fund:

Conservative Risk Fund	$13.00
Moderate Risk Fund	$14.00
Aggressive Risk Fund	$15.00

4. Restrictions on Withdrawal and Transfer. Subject to the Declaration of Trust or as otherwise disclosed in the Prospectus or any supplement thereto, there are no restrictions on withdrawal and transfer of investments in the Target Risk Funds. Units in each Target Risk Fund may be withdrawn or transferred on any Business Day.

5. Fees. For services rendered by the Trustee to or on behalf of the Target Risk Funds, The Northern Trust Company will be entitled to receive compensation in the amounts and at the times set forth in Schedule A attached hereto.

6. Investment Advisors. The Trustee retains the right to appoint Investment Advisors to assist the Trustee in managing the respective assets of the Target Risk Funds. Any such Investment Advisors shall be designated from time to time in Schedule B attached hereto, and the Trustee shall enter into investment advisory agreements with such Investment Advisors setting forth the terms and conditions (including any volume or percentage limitations applicable to types, categories or classes of securities) under which any such Investment Advisors will advise and make recommendations to the Trustee and the compensation to be paid to such Investment Advisors.

7. Conflicts. In the event of a conflict between the terms of this document and the Declaration of Trust, the Declaration of Trust shall control unless the Declaration of Trust specifically permits the Trustee to vary the particular provision set forth therein.

IN WITNESS WHEREOF, NORTHERN TRUST INVESTMENTS, N.A. has caused its name to be signed to this First Amended and Restated Fund Declaration for the Target Risk Funds by its proper officer as of June 24, 2010.

NORTHERN TRUST INVESTMENTS, N.A.

By:	/s/ Thomas R. Benzmiller
Name:	Thomas R. Benzmiller
Title:	Senior Vice President

TARGET RISK FUNDS

FIRST AMENDED AND RESTATED FUND DECLARATION

SCHEDULE A

Effective as of July 1, 2010, for services rendered by the Trustee to or on behalf of the respective Target Risk Funds, The Northern Trust Company (“Northern Trust”) shall be entitled to receive, with respect to the assets of the Funds (including for this purpose the Balanced Fund prior to its termination), a Trust, Management and Administration fee charged at the annual rates as set forth below, which will accrue on a daily basis and will be paid monthly from the respective assets of the Funds, provided that such fee shall be reduced by the amount of any fee received by Northern Trust (which for these purposes shall not exceed the amount set forth below), other than the fees expressly provided for in the Fund Declaration of such Fund, including but not limited to those set forth in this Schedule A, on account of the investment of any assets of such Fund in any collective investment fund maintained by Northern Trust or its affiliates:

Aggregate Value of Assets of the Funds (excluding for this purpose assets of a Fund attributable to direct holdings of Units in another Fund and excluding the Retirement Date Funds)	Rate
First $1.0 billion	.115%
Next $2 billion	.080%
Over $3 billion	.065%

TARGET RISK FUNDS

FIRST AMENDED AND RESTATED FUND DECLARATION

SCHEDULE B

The Trustee has entered into an Investment Advisor Agreement with State Street Bank and Trust Company with respect to management of the respective assets of the Target Risk Funds.